UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 18, 2022

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4643 S. Ulster Street,

 Suite 1510

Denver, CO 80237

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 9.0% Bonds

ITEM 9. OTHER EVENTS

On July 18, 2022, Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Company”) entered into that certain Second Supplemental Indenture, dated as of July 18, 2022 (the “Second Supplemental Indenture”), to the Indenture by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”), as supplemented by that certain First Supplemental Indenture dated as of February 1, 2022 (together, the “Indenture”). The Second Supplemental Indenture appoints the Company as the Depositary, Bond Registrar, and Paying Agent, each of which are defined in the Indenture.

The foregoing description of the Second Supplemental Indenture is a summary and is qualified in its entirety by the terms of the Second Supplemental Indenture, a copy of which is filed as Exhibit No. 3(a) to this Current Report on Form 1-U and incorporated by reference herein.

Exhibits

Exhibit No.	Description of Exhibit

3(a)	Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC,
a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager

Date: July 21, 2022

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